UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐    No  ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐    No  ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

4Q09 Results

4Q09 Results

Pulp sales reach record of 1,460 thousand tons in the quarter.

Highlights	4Q09	3Q09	4Q08 pro forma(1)	4Q09 vs. 3Q09	4Q09 vs. 4Q08		2009	2008 pro forma(1)	2009 vs. 2008
Pulp Production ('000 t)	1,395	1,428	1,027	-2%	36%		5,188	4,370	19%
Pulp Sales ('000 t)	1,460	1,276	1,032	14%	41%		5,248	4,117	27%
Paper Production ('000 t)	88	93	98	-6%	-10%		369	376	-2%
Paper Sales ('000 t)	111	110	123	1%	-10%		418	448	-7%

Net Revenue (R$ million)	1,698	1,402	1,593	21%	7%		6,000	5,953	1%
Adjusted EBITDA (R$ million) (2)	503	426	546	18%	-8%		1,697	2,196	-23%
EBITDA margin (%)	30%	30%	34%	-	-4	p.p.	28%	37%	-9	p.p.
Net Financial Income (3) / (Loss)	(67)	571	(4,511)	-	-		1,770	(7,286)	-
Income before minority interest (R$ million)	(109)	385	(3,592)	-	-		1,218	(5,014)	-
Minority Interest(R$ million)	(41)	(204)	2,624	-	-		(660)	3,704	-
Net Income / (Loss) (R$ million)	(150)	181	(968)	-	-		558	(1,310)	-

Gross Debt (R$ million)	14,715	15,678	14,808	-6%	-1%		14,715	14,808	-1%
Cash Position (R$ million)	3,968	2,594	1,771	53%	124%		3,968	1,771	124%
Net Debt (R$ million)	10,747	13,084	13,037	-18%	-18%		10,747	13,037	-18%

Highlights

•
PPPC(4) figures confirmed the sector’s good 4Q09 performance, which contributed to a 2% increase in world market pulp shipments in 2009. Global eucalyptus pulp shipments grew 17% in the year, totaling 14.2 million tons, with 3.7 million tons exported to China.

•	Pulp production reached 1.4 million tons, stable in relation to 3Q09 and up 36% year-on-year due to the additional volume from Três Lagoas.
•	Record pulp sales of 1.5 million tons, up 14% quarter-on-quarter and 41% year-on- year.
•	Paper sales remained at the same level as in 3Q09 and dropped 10% year-on-year.
•
Production cash cost was R$451/ton in 4Q09, up 4% quarter-on-quarter and down 11% year-on-year. Excluding the effect of the Três Lagoas adjustments settings downtime, the cash cost would have been R$441/ton.

•	Adjusted EBITDA(2) of R$503 million, up 18% quarter-on-quarter. EBITDA margin was in line with 3Q09 (30%) and EBITDA/ton increased 4% to R$320/ton.
•	Loss of R$150 million or R$0.32/share in 4Q09. Net income in 2009 stood at R$558 million (R$1.19/share).
•	Net Debt/EBITDA ratio dropped to 6.3x in 4Q09. Liability management increased the average maturity by 14 months.
•	The sale of the Guaíba Unit was concluded.
•	December 22 EGM approved Aracruz incorporation by Fibria.
•	Election of the Board of Directors’ independent members.
•	Fibria ranks 10th among the companies with the largest weighting in the Bovespa index (Ibovespa’s theoretical portfolio for January to April of 2010).
•	Fibria was included in the ISE/Bovespa and DJSI World(5) indexes; Fibria is the world’s only forest products company in the DJSI World Index.

Reference date Dec. 31 2009:

Market Capitalization
R$18.291 billion
US$10.687 billion

Quotes
FIBR3: R$39.09
FBR: US$22.84

Outstanding shares:
467,934,646 common shares

Conference Call

Date: March 1st 2010

12 P.M. English (BRT)

2 P.M. Portuguese (BRT)

Replay: March 8 - 1/2010

+55 (11) 2188-0188
Code: Fibria

Webcast: www.fibria.com.br/ir

IR Contacts:

Marcos Grodetzky
Treasury & IR Director
André Gonçalves
General IR Manager

Anna Laura L. Rondon
Fernanda Naveiro
Lívia L. Baptista

+55 (11) 2138-4565
ir@fibria.com.br

(1)  Information reclassified for improved comparability between the periods (2) adjusted by non-recurring and non-cash items (3) includes results from financial investments, monetary and exchange variation, mark-to-market of derivatives and interest calculations (4) World-20 Flash Report for Dec./09 – Pulp and Paper Products Council (5) Dow Jones World Sustainability Index

The operating and financial information of Fibria Celulose S.A. for the fourth quarter of 2009 (4Q09) is disclosed in this document in consolidated format and expressed in Brazilian reais (R$) in accordance with the requirements of Brazilian corporate law, and includes the full consolidation of Aracruz’s results. The results of VCP’s stake in Ahlstrom VCP Indústria de Papéis S.A. ("JV") up to the moment immediately prior to the sale of VCP’s stake in August of 2008, in Ripasa S.A. Celulose e Papel (50%) up to the establishment of the consortium, and in Asapir Produção Florestal e Comércio Ltda. (50%) are recognized according to the equity accounting method, while the results of Veracel Celulose S.A. shown in the press release, unlike in previous years, are proportionally consolidated (50%), thereby eliminating the effects of all inter-company transactions. For a better comparison and understanding of historic growth of results, balance sheets, cash flows, EBITDA and other operating data, as well as sales volume, we present the pro forma 4Q08 or accumulated 2008 information.

4Q09 Results

Contents

Executive Summary	04

Pulp Market	06

Paper Market	07

Production and Sales – Pulp and Paper	08

Results Analysis	09

EBITDA Analysis	11

CAPEX	11

Net Income	12

Net Financial Result and Debt	12

Liability Management	15

Capital Markets	16

Appendix I	18

Appendix II	19

Appendix III	20

Appendix IV	21

Appendix V	22

4Q09 Results

Executive Summary

The year 2009 was marked by economic recovery and improved liquidity in the global financial markets, enabling a gradual upturn in market pulp demand. Producers’ increased control of pulp supply combined with strong demand from China prompted a series of seven price increases, raising the European list pulp price from US$475/ton in April to US$700/ton in December. The sector’s positive fundamentals justified another three pulp price increases in January, February and March of 2010. The list prices announced for March are US$790/ton in Europe, US$820/ton in North America and US$750/ton in Asia.

Fibria’s consolidated pulp production reached 1,395 thousand tons in 4Q09, down 2% quarter-on-quarter due to the sale of the Guaíba Unit in December, and up 36% year-on-year due to the production of the Três Lagoas Unit. Fibria posted record pulp sales of 1,460 thousand tons in 4Q09, 14% higher than in 3Q09 with a rebound in the Company’s sales to Europe (+30%) and North America (+14%). The increase in sales volumes to Europe and North America signaled the prospect for a consumption recovery in the northern hemisphere, without indicating, however, any reduction in the Asian market, since some orders from Asia could not be met because demand was greater than supply. Our pulp inventories remained low at the end of 4Q09 with 37 days, compared to 45 days in 3Q09.

Pulp price increases announced in 4Q09 raised the average net pulp price in dollars by 21%, surpassing the real’s average appreciation of 7% in the same period. As a result, average net pulp price in reais increased 12% over 3Q09.

The 4Q09 production cash cost was R$451/ton, up 4% quarter-on-quarter and down 11% year-on-year. The increase over 3Q09 figures was mainly a result of the higher cost of raw materials, especially wood due to the increased average forest-mill distance, and less diluted fixed costs due to adjustments setting downtime at the Três Lagoas Unit. Excluding the effects of this downtime, the cash cost was R$441/ton. The year-on-year drop was basically due to lower chemical and energy costs and the effect of Três Lagoas’ lower production cash cost.

Adjusted EBITDA was R$503 million, up 18% over 3Q09, with a margin in line with the previous quarter’s at 30%. Year-on-year, EBITDA dropped 8% or R$43 million due in large part to the lower net average pulp price in reais as a result of the real appreciation of 24% appreciation against the U.S. dollar. EBITDA per ton recovered for the second consecutive quarter, growing 4% quarter-on-quarter to R$320/ton.

Net financial result was negative in R$67 million, compared to 3Q09’s positive result of R$571 million. As a result, 4Q09 posted a loss of R$150 million or R$0.32/share, while the Company registered an income of R$558 million (R$1.19/share) in the full year 2009.

4Q09 Results

In December 2009, the gross debt amounted to R$14,715 million, a 6% reduction quarter-on-quarter, with an average maturity of 60 months. Short-term debt has gradually decreased and stood at 27% in 4Q09 (3Q09: 30%; 2Q09: 38%). The Company’s cash position on December 31 reached R$ 3,968 million, 92% of which was in local currency investments. Net debt decreased 18% or R$2,337 million to R$10,747 million, representing 6.3x EBITDA (3Q09: 7.2x).

Since November 18, Fibria shares started trading on the Bovespa under the ticker symbol FIBR3. Fibria shares are also traded on the NYSE (ticker FBR), allowing for higher liquidity and a broader investor base. The increased liquidity of its shares put Fibria at 10th in the Ibovespa ranking. The average daily trading volume in 4Q09 was US$42 million (Bovespa + NYSE). All the adjustments necessary for the Company’s adhesion to Bovespa's Novo Mercado have been made, with independent members on the Board of Directors and the Bylaws already amended to comply with this listing segment's rules.

The EGM held on December 22 approved, among other matters, the merger of Aracruz Celulose S.A. into Fibria Celulose S.A., concluding the corporate restructuring process that created the world’s largest market pulp company.

The liability management plan was concluded in 4Q09. Its first stage was the sale of the Guaíba Unit that resulted in a capital injection of approximately US$1.4 billion, of which the first installment of US$1.3 billion was received on December 15, 2009. Also as part of this strategy, in October 2009 the company issued US$1 billion in 10-year bonds. In addition, two export prepayment transactions were completed, the first being a US$750 million line for 5 years (3-year grace period) and the other a US$425 million line for seven years (5-year grace period). The funds raised in these operations were received on December 28, 2009.

Of the approximately US$3.6 billion raised under the liability management plan, US$2.1 billion was used to pay off 80% of the derivatives debt1, which was reduced to 6% of total debt (3Q09: 31%). At the same time, the Company concluded negotiations to align the terms of this debt with those of its other contracts. As a result, a series of restrictive conditions were eliminated. With the conclusion of this plan, the Management’s efforts during 2010 will focus mainly on four fronts:

•	Capture synergies arising from the merger of Aracruz and VCP;
•	Ensure market discipline;
•	Potentialize Fibria’s growth;
•	Reduce indebtedness and recover investment grade.

1 Debt originated from Aracruz’s loss with derivatives in 2008

4Q09 Results

Pulp Market

The world economic recovery in 4Q09 created a positive environment for the paper and pulp industry.

World demand for printing and writing (P&W) papers continued to show signs of recovery. From January to August of 2009, monthly demand remained in the 4.6 and 4.9 million ton range. However, since September this range has increased to between 5.1 and 5.4 million tons/month. Chinese paper and cardboard production grew nearly 12% during the first 11 months of the year. In 2009, Chinese paper and cardboard production is estimated to have increased 10 million tons over the previous year, most of which will be used to meet growing domestic demand but also driven by exports. According to RISI, world tissue consumption has benefited from strong growth in several emerging economies. China is clearly the fastest-growing market and is positioned to become the largest player in terms of production as well as consumption.

The global pulp market has suffered restricted supply and gradual growth in demand. Daily average shipments in December reached 3.5 million tons, bringing total demand in 2009 to 2% or 738,000 tons more than in the previous year. Total eucalyptus pulp (BEKP) demand grew 17% or 2 million tons in 2009. China’s recent deceleration in pulp imports does not reflect the real situation in the region but in fact is due to the unavailability of pulp on the market that causes many orders to be refused.

Market pulp availability in the distribution chain has also been limited. At the end of December, world inventories were at 27 days of supply, 19 days lower than in the same period of the previous year and the lowest level of the normal range. World consumer pulp inventories are at historically low levels, on just 1.2 million tons compared to 1.6 million tons in December of 2008.

4Q09 Results

Our assessment of the development of the Chinese market remains positive. The country reached a new market pulp consumption level, and new announced P&W and tissue machines will be highly dependent on virgin fiber, which will in turn favor foreign suppliers since the region is unable to meet demand with domestic production due to lack of installed capacity and forest bases. Brazil supplied 2.4 million tons of hardwood to China in 2009, further consolidating its leadership as the main supplier.

Recently the company announced another three US$30/ton BEKP price increases for all regions. Announced prices, effective as of March, are US$790/t for Europe, US$820/t for North America and US$750/t for Asia.

In the short term, supply and demand dynamic should remain positive, given the limited pulp supply. The perspective is for growing demand, in step with a global economy recovery.

Paper Market

The year of 2009 was exceptionally challenging for Brazilian paper producers. According to Bracelpa data, although December showed clear signs of recovery in domestic sales with a 9.2% year-on-year increase, the annual balance showed a 2.4% retraction.

To offset the 3.8% retraction in apparent paper consumption, Brazilian producers turned their focus to the export market, increasing the export volume in 1.3% over the year, with December registering a 21.7% increase in export volume over the previous month. On the other hand, paper imports increased 11.8% from November to December of 2009, and 8.3% when compared to the same period of 2008.

We expect the Brazilian paper market to resume growth in 2010 since the World Cup and elections in the second half should positively impact the industry’s performance.

4Q09 Results

Production and Sales – Pulp and Paper

Fibria’s pulp production reached 1,395 thousand tons in 4Q09, compared to 1,428 thousand tons in 3Q09 and 1,027 thousand tons in 4Q08. The 2% drop in relation to 3Q09 was due to the absense of the Guaíba Unit’s December production, while the 36% growth over 4Q08 was due to the additional production from the Três Lagoas Unit.

Pulp sales totaled 1,460 thousand tons in 4Q09, growing 14% quarter-on-quarter. Pulp sales grew 41% or 428 thousand tons year-on-year due to strong Asian demand for BEKP. In 2009 pulp sales totaled 5.248 million t. Pulp inventories totaled 568 thousand tons (37 days), 18% less than 3Q09's 694 thousand tons (45 days).

Exports represented 88% of total pulp sales in the quarter. Europe regained its leadership in demand, accounting for 34% of the total in 4Q09. In the full year 2009, Asia remained Fibria’s largest buyer, representing 36% of total sales.

In the paper segment, even without the production from the Guaíba Unit, sales volumes were 1% greater than in 3Q09. This increase was mainly due to the good performance of the cut size and coated paper businesses, driven by the start of the school year and the accentuated seasonality due to end-of-the-year festivities, respectively. Net revenue dropped 4% quarter-on-quarter, primarily due to price pressures in the domestic market. Increased exported volumes revenues were offset by the real's appreciation.

Sales volume decreased by 10% when compared to 4Q08, mainly due to the sale of Guaíba Unit. The lower sales volume, combined with the real’s 24% appreciation in the period, resulted in a 15% drop in net income in the period.

In the year, sales volume and net revenue fell 7% and 4%, respectively. The domestic market suffered strong pressures from imports and reduced domestic demand for specialty papers mainly driven by technological substitution (electronic invoicing). The development of new markets with the export of specialty papers was one of the year’s highlights, with volume growing five times.

4Q09 Results

Volume ('000 t)	4Q09	3Q09	4Q08 pro forma	4Q09 vs. 3Q09	4Q09 vs. 4Q08	2009	2008 pro forma	2009 vs. 2008
Domestic Market Pulp	157	146	82	7%	90%	508	358	42%
Foreign Market Pulp	1,303	1,130	950	15%	37%	4,741	3,759	26%
Total Pulp	1,460	1,276	1,032	14%	41%	5,248	4,117	27%
Domestic Market Paper	100	102	111	-2%	-10%	380	402	-5%
Foreign Market Paper	10	8	12	29%	-14%	37	46	-19%
Total Paper	111	110	123	1%	-10%	418	448	-7%
Total	1,570	1,386	1,156	13%	36%	5,666	4,565	24%

Net Revenue (R$ million)	4Q09	3Q09	4Q08 pro forma	4Q09 vs. 3Q09	4Q09 vs. 4Q08	2009	2008 pro forma	2009 vs. 2008
Domestic Market Pulp	115	100	92	15%	25%	385	382	1%
Foreign Market Pulp	1,280	986	1,145	30%	12%	4,400	4,323	2%
Total Pulp	1,395	1,086	1,237	28%	13%	4,784	4,705	2%
Domestic Market Paper	272	286	316	-5%	-14%	1,087	1,124	-3%
Foreign Market Paper	18	16	25	18%	-28%	74	81	-8%
Total Paper	291	302	342	-4%	-15%	1,161	1,205	-4%
Total	1,685	1,388	1,579	21%	7%	5,946	5,910	1%
Income ASAPIR* + Portocel	12	15	14	-15%	-14%	54	43	25%
Total	1,698	1,402	1,593	21%	7%	6,000	5,953	1%

*Asapir was established as part of the net equity of the company Ripasa SA Celulose e Papel, which occurred on August 31, 2008, aimed at enabling the implementation of the Consortium Paulista de Papel e Celulose - Conpacel. Its corporate purpose is the production and marketing of forest wood and wood waste. Revenue from ASAP it is a sale of  standing timber to third parties.

Results Analysis

Fibria’s net operating revenue totaled R$1,698 million in 4Q09, R$296 million or 21% higher than in 3Q09 and R$105 million or 7% above 4Q08 figures.

Net revenues from pulp totaled R$1,395 million in 4Q09 compared to R$1,086 million in 3Q09. The 28% increase was the result of a 12% increase in the average net pulp price in reais – the 21% net average pulp price increase in dollar was greater than the real’s 7% average appreciation against the dollar – in addition to the 14% increase in the pulp sales volume. Revenues grew 13% year-on-year as the 41% increase in sales volume more than offset the 20% drop in the average pulp net price in reais. Net revenue from paper dropped 4% and 15% quarter-on-quarter and year-on-year, respectively, due to lower domestic sales prices and increased competition from imported papers.

The R$1,432 million cost of goods sold (COGS) was 21% greater than that of 3Q09, while the COGS per ton increased 7%. Among the main reasons for the quarterly changes, the following stand out:

(i) R$84 million – greater sales volume effect;
(ii) R$71 million – pulp inventory turnover impacted by 3Q09 downtimes, in addition to the increased production cash cost in 4Q09;
(iii) R$15 million – accruals for losses on ICMS credits.

4Q09 Results

Disregarding the effects of the downtimes, COGS increased in line with the growth in sales volume. Year-on-year, as a result of the 41% increase in the physical volume of pulp sales, there was a 24% growth in COGS. Nonetheless, COGS per ton sold was 9% lower than the same period due in part to the reduced production cash cost.

The consolidated production cash cost reached R$451/t, R$18/t greater than the cash cost in 3Q09 mainly as a result of the increased cost of raw material and specific consumption. In 4Q09, there were also the effects of the adjustments settings downtime following the Três Lagoas Unit learning curve. Excluding the effect of the downtime, the production cash cost in 4Q09 would have been R$441/ton. The chart below shows the changes in the production cash cost and explanations for the main variations in the quarter and in the year:

Production Cash Cost	R$/t
3Q09	433
Maintenance downtime - Jacareí, Conpacel and Guaíba (3Q09)	(30)
Higher cost of raw materials - wood and chemicals	15
Higher specific consumption	14
Ajustments setting downtime - Três Lagoas (4Q09)	10
Others	9
4Q09	451

Production Cash Cost	R$/t
4Q08	509
Cost of raw materials - mainly chemicals	(31)
Lower cash cost - Três Lagoas Unit	(16)
Exchange rate	(8)
Maintenance downtime - Aracruz e Guaíba (4Q08)	(7)
Others	4
4Q09	451

4Q09 Results

EBITDA Analysis

Adjusted EBITDA for 4Q09 came to R$503 million with a margin of 30%, compared to R$426 million (30% margin) in 3Q09. The increased sales volume (R$165 million) and net price in reais (R$229 million) were partially offset by the increased COGS (R$202 million) and foreign exchange appreciation (R$96 million).

EBITDA per ton (EBITDA/t) recovered for the second consecutive quarter, reaching R$320/t, a 4% quarter-on-quarter increase.

The non-recurring/non-cash effects shown in the graph below mainly derive from accruals that include ICMS credits and expenses with the corporate reorganization.

CAPEX

In 4Q09 Fibria’s Capex totaled R$377 million, reaching R$1,609 million in the year. For 2010 the Company plans to invest R$1,247 million, with R$896 million going to maintenance. The R$427 million increase in maintenance capex planned for 2010 reflects the need to resume some activities, especially silviculture, that were minimized during the world financial crisis. The table below shows how Fibria allocated its Capex in 2009 and the projection for 2010:

CAPEX (R$ million)	4Q09	2009	2010E
Industrial Expansion	211	948	53
Forest Expansion	5	57	63
Subtotal Expansion	216	1,005	116
Safety/Environment	7	25	98
Forest Renewal	86	310	549
Maintenance, IT, R & D, Modernization	36	134	249
Subtotal Maintenance	129	469	896
Subsidiaries, Joint Ventures and Others	32	135	235
Fibria Total	377	1,609	1,247

4Q09 Results
Net Income

4Q09 registered a net loss of R$ 150 million, compared to a net income in 3Q09 of R$ 181 million and the 4Q08 R$ 968 million loss. In the year, net income totaled R$558 million, an improvement to the R$1,310 million loss in 2008. The chart below shows the main factors that impacted net income in 4Q09.

(*) The sum of Depreciation, Amortization and Depletion.

Considering the Company’s obligations, level of indebtedness, liability management strategy, and business plan, Fibria’s management will not propose the annual mandatory dividends described on article 30, item III of the Company’s Bylaws for the fiscal year ended on December 31, 2009, as provided in the article 202, 4th paragraph in the Brazilian Corporate Law (Law 6.404/76). For further information, refer to item 16 on the Notes to the Financial Statements.

Net Financial Result and Debt

			4Q08
Financial Result (R$ million)	4Q09	3Q09	pro forma
Financial Income	75	100	(2,903)
Interest on financial investments	53	47	33
Derivatives	22	52	(2,936)
Financial Expenses	(193)	(178)	(162)
Interest - loans and financing (local currency)	(50)	(76)	(12)
Interest - loans and financing (foreign currency)	(143)	(102)	(150)
Monetary and Exchange Variations	135	727	(1,414)
Exchange Variations - Debt	165	875	(1,471)
Exchange Variations - Cash	(30)	(148)	57
Other Financial Income / Expenses	(84)	(78)	(32)
Total Financial Income	240	974	(4,374)
Total Financial Expenses	(307)	(403)	(137)
Net Financial Result	(67)	571	(4,511)

Financial income from financial instruments amounted to R$ 53 million, R$ 6 million more than in 3Q09 mainly because of the maintenance of a larger cash balance during the quarter.

Financial income derived from the exchange variation on dollar-denominated debt amounted to R$165 million, R$710 million less quarter-on-quarter, mainly as a result of the real’s lower appreciation in the period (2%). Therefore, financial income totaled R$ 240 million.

4Q09 Results

Financial expenses from servicing the debt were R$193 million. The interest on loans and financing in domestic currency fell R$26 million mainly as a result of the migration to dollar of the real-denominated portion of the derivative debt in August 2009.  Interest on dollar-denominated loans and financing increased R$41 million due to the Eurobond issued on October 30, 2009 and the Finnvera loan contracted on September 30, 2009 and the before-mentioned migration to dollar of the real-denominated portion of the derivative debt on August 2009.

The “Other Foreign Exchange and Monetary Variations” line decreased R$30 million, mainly as a result of the exchange variations on the conversion of foreign asset balances, in accordance with accounting rule CPC 022.

Other financial income (expenses) totaled R$ 84 million expense, mainly due to foreign exchange variation of inventory profits. Thus, the total financial expenses were R$ 307 million.

Fibria’s gross debt balance on December 31, 2009 was R$14,715 million. Of that total debt, 60% was indexed to foreign currency (3Q09: 63%), with R$890 million referring to derivatives debt – a significant reduction in relation to 3Q09’s R$4,868 million. The average maturity of the total debt was extended to 60 months (3Q09:46 months).

Out of the R$11,441 million raised in 2009, approximately R$4,940 million refers to initial debt arising from the acquisition of Aracruz at net present value. The graph below shows the debt amortization schedule, including the 2010 and 2011 amounts of R$2,430 million and R$1,254 million, respectively, from debt payments due to former Aracruz shareholders.

2 Accounting standard issued in 2008 and applicable since then.

4Q09 Results

Fibria’s cash position on December 31, 2009 was R$3,968 million. This amount was 92% invested in domestic currency. As a result, net debt totaled R$10,747 million, 18% less than in 3Q09.

The average cost of banking debt in domestic currency was 9.04% p.a., and in foreign currency, 6.33% p.a considering the Libor forward curve. Considering the debt with former Aracruz shareholders, the cost of debt in domestic currency was 3.34% p.a.

			4Q08
Gross Debt	4Q09	3Q09	pro forma
Total Gross Debt	14,715	15,678	14,808
Gross Debt R$	5,848	5,712	3,998
Gross Debt USD	8,867	9,967	10,810
Average maturity of banking debt* (months)	60	46	52
% short-term portion	27%	30%	22%
Total Cash	3,968	2,594	1,771
Cash and ST Investments	3,968	2,594	1,771
Net Debt	10,747	13,084	13,037
*Does not include the debt with former Aracruz shareholders

Derivatives

Fibria’s Market Risk Management Policy allows the company to use financial derivatives to protect the dollar-denominated cash flow – cash generation in foreign currency net of costs, expenses and debt servicing – as well as the pulp price.

Currently, Fibria’s derivative contracts do not stipulate margin calls and cash adjustments are only recognized upon the contract’s maturity. On December 31, 2009, Fibria's marked-to-market financial derivatives was R$5 million, as opposed to negative R$236 million on December 31, 2008.

The following table shows Fibria’s derivatives open position at the end of 4Q09:

4Q09 Results

R$ million		Nocional amount		Fair Value
Swap contracts	Last Maturity	4Q09	3Q09	4Q09	3Q09
Assets position
TJLP	Apr-10	-	331	-	385
CDI	Dec-13	77	85	77	85
Yen (Yen to US$)	Jan-14	103	103	103	113
Dolar (CDI to US$)	Apr-10	-	234	-	265
Interest: Libor (floating)	Jul-14	880	880	31	31
Total: Assets position (a)		1,060	1,633	211	878
Liabilities position
Dolar (TJLP x US$)	Apr-10	-	-331	-	-335
CDI	Dec-13	-103	-337	-18	-348
Dolar (Yen to US$)	Jan-14	-103	-103	-95	-102
Dolar (CDI to US$)	Apr-10	-77	-85	-68	-78
Interest Libor (fixed rate)	Jul-14	-777	-777	-37	-36
Total: Liabilities position (b)		-1,060	-1,633	-218	-899
Net (a+b)		-	-	-7	-21
Derivatives
NDF	Jan-11	-474	-265	13	8
Option	May-10	-157	-278	-1	-5
Total: Other Derivatives (c)		-630	-543	12	3
Net (a+b+c)		-630	-543	5	-17

Liability Management

Fibria progressed significantly in its liability management strategy in 4Q09, aiming at matching loan maturities with cash generation and improve its capital structure. The company will maintain its liability management plan in order to recover its investment grade rating and execute its growth strategy under favorable market conditions.

The sale of Guaíba was the first step in implementing the plan. The original contracted value of the sale of US$ 1,430 million has been adjusted in $ 48 million, $20 million of which related to leased assets (with no cash effect) and the remaining $28 million withheld for forestry PIT adjustment, both yet to be confirmed. Thus, the amount of the sale of US$ 2,416 million generated a capital gain of U.S. $ 33.414 million, which was recorded under "Other income (expense)”. In line with this strategy, the company issued a US$1.0 billion Eurobond, maturing in 10 years and with a semiannual coupon of 9.25% per year in October 2009. In December 2009 the Company raised US$ 1.175 billion through two tranches of pre-export financing lines: (i) US$ 750 million with a 5-year maturity and 3-year grace period and (ii) US$425 million maturing in 7 years and 5-year grace period, both indexed to 3-month Libor plus 4.00% p.a. and 4.25% p.a. respectively.

4Q09 Results

The total amount of US$3.6 billion raised through the plan were used to pay off US$2.1 billion in derivative debt and to cover the debt due in 2010 and 2011, including the debt resulting from the Aracruz acquisition. At the same time, the Company concluded negotiations to align the terms of its derivative debt with those of its other contracts. As a result, a series of restrictive conditions that had been in the derivatives contract were eliminated. On December 21, 2009 this debt was R$890 million as a result of the early settlement. This balance includes amortization slated to start in 2015.

Capital Markets

Corporate Restructuring

As of November 18, 2009, Fibria’s common shares began to be traded on the Bovespa under the ticker symbol FIBR3 and on the NYSE under the ticker FBR, in both markets replacing VCP’s shares and already incorporating Aracruz-issued shares, which was traded for the last time on November 17, 2009. The merge of shares was carried out at the swap ratio of 0.1347 Fibria shares for each Aracruz share, as approved by the both companies’ August 26, 2009 Extraordinary Shareholders Meetings.

At the December 22, 2009 EGM, Fibria's incorporation of Aracruz was approved - the last stage necessary to finalize the corporate restructuring.

On the same date, two independent members were elected to Fibria’s Board of Directors, preparing the company for its voluntary adhesion to the Novo Mercado, Bovespa's highest level of corporate governance.

All the adjustments necessary for the Company’s adhesion to Bovespa's Novo Mercado have been made, with independent members on the Board of Directors and the Bylaws already amended to comply with this listing segment's rules.

Share Performance

4Q09 Results

In 4Q09 FIBR3 share appreciated 34.5% against the Bovespa Index’s 11.5%. The average daily trading volume of Fibria’s share was approximately 2.4 million shares. On the New York Stock Exchange (NYSE) Fibria’s Level III ADRs appreciated 39.2% in the 4Q09 against a 7.4% appreciation of the Dow Jones Index.

The average daily financial volume traded during 4Q09 was approximately US$20.8 million on the NYSE and US$20.8 million on the Bovespa.

Fibria’s common shares (FIBR3) account for 2.266% of the Ibovespa’s theoretical portfolio for the period from January to April of 2010. Fibria is the 10th largest company in terms of participation in the Ibovespa index. In November, Fibria’s participation in the ISE (Sustainability Index) portfolio, effective from December of 2009 to November of 2010, was announced. Fibria was also confirmed on the Dow Jones Sustainability Index (DJSI World).

4Q09 Results

Appendix I – Revenues x Volume x Price*

Net Operating Revenues Variation | 4Q09 X 3Q09
	BRGAAP
PRODUCTS	Tonnes		Net Revenue -R$ 000		Price -R$/ton		QoQ%
	4Q09	3Q09	4Q09	3Q09	4Q09	3Q09	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	44,459	46,430	94,930	100,933	2,135	2,174	(4.2)	(5.9)	(1.8)
Coated	25,230	23,747	57,089	56,954	2,263	2,398	6.2	0.2	(5.7)
Special/Other	30,428	31,482	120,120	128,151	3,948	4,071	(3.3)	(6.3)	(3.0)
Total	100,116	101,659	272,138	286,038	2,718	2,814	(1.5)	(4.9)	(3.4)
Export Market
Uncoated	9,391	7,081	15,786	12,907	1,681	1,823	32.6	22.3	(7.8)
Coated	-	-	-	-	-	-	-	-	-
Special/Other	1,036	981	2,623	2,693	2,532	2,745	5.6	(2.6)	(7.8)
Total	10,427	8,062	18,410	15,600	1,765	1,935	29.3	18.0	(8.8)
Total Paper	110,544	109,720	290,548	301,638	2,628	2,749	0.8	(3.7)	(4.4)
Pulp
Domestic Sales	156,690	146,312	114,937	99,628	734	681	7.1	15.4	7.7
Export Market	1,303,030	1,129,526	1,279,902	986,364	982	873	15.4	29.8	12.5
Total	1,459,720	1,275,837	1,394,839	1,085,992	956	851	14.4	28.4	12.3
Total Domestic Sales	256,806	247,970	387,076	385,666	1,507	1,555	3.6	0.4	(3.1)
Total Export Market	1,313,457	1,137,587	1,298,312	1,001,964	988	881	15.5	29.6	12.2
TOTAL	1,570,263	1,385,558	1,685,387	1,387,630	1,073	1,001	13.3	21.5	7.2

Net Operating Revenues Variation | 4Q09 X 4Q08 (pro forma)
	BRGAAP
PRODUCTS	Tonnes		Net Revenue -R$ 000		Price -R$/ton		QoQ%
	4Q09	4Q08	4Q09	4Q08	4Q09	4Q08	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	44,459	51,617	94,930	113,296	2,135	2,195	(13.9)	(16.2)	(2.7)
Coated	25,230	26,336	57,089	65,495	2,263	2,487	(4.2)	(12.8)	(9.0)
Special/Other	30,428	33,322	120,120	137,597	3,948	4,129	(8.7)	(12.7)	(4.4)
Total	100,116	111,276	272,138	316,388	2,718	2,843	(10.0)	(14.0)	(4.4)
Export Market
Uncoated	9,391	11,980	15,786	24,959	1,681	2,083	(21.6)	(36.8)	(19.3)
Coated	-	97	-	191	-	1,969	(100.00)	(100.00)	(100.00)
Special/Other	1,036	110	2,623	307	2,532	2,793	842.4	754.4	(9.3)
Total	10,427	12,187	18,410	25,458	1,765	2,089	(14.4)	(27.7)	(15.5)
Total Paper	110,544	123,463	290,548	341,846	2,628	2,769	(10.5)	(15.0)	(5.1)
Pulp
Domestic Sales	156,690	82,374	114,937	92,061	734	1,118	90.2	24.8	(34.4)
Export Market	1,303,030	949,925	1,279,902	1,145,166	982	1,206	37.2	11.8	(18.5)
Total	1,459,720	1,032,299	1,394,839	1,237,227	956	1,199	41.4	12.7	(20.3)
Total Domestic Sales	256,806	193,650	387,076	408,449	1,507	2,109	32.6	(5.2)	(28.5)
Total Export Market	1,313,457	962,112	1,298,312	1,170,624	988	1,217	36.5	10.9	(18.8)
TOTAL	1,570,263	1,155,762	1,685,387	1,579,073	1,073	1,366	35.9	6.7	(21.4)

Net Operating Revenues Variation | Accumulated 12/31/2009 X 12/31/2008 (pro forma)
	BRGAAP
PRODUCTS	Tonnes		Net Revenue -R$ 000		Price -R$/ton		YoY%
	Jan-Dec/09	Jan-Dec/08	Jan-Dec/09	Jan-Dec/08	Jan-Dec/09	Jan-Dec/08	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	171,437	177,328	375,986	384,586	2,193	2,169	(3.3)	(2.2)	1.1
Coated	91,137	98,271	226,639	234,547	2,487	2,387	(7.3)	(3.4)	4.2
Special/Other	117,807	126,265	484,495	505,295	4,113	4,002	(6.7)	(4.1)	2.8
Total	380,381	401,864	1,087,120	1,124,428	2,858	2,798	(5.3)	(3.3)	2.1
Export Market
Uncoated	34,553	42,779	66,020	75,613	1,911	1,768	(19.2)	(12.7)	8.1
Coated	-	2,706	-	4,073	-	1,505	(100.00)	(100.00)	(100.00)
Special/Other	2,860	453	8,330	1,105	2,913	2,440	531.3	653.6	19.4
Total	37,414	45,938	74,351	80,791	1,987	1,759	(18.6)	(8.0)	13.0
Total Paper	417,794	447,803	1,161,471	1,205,219	2,780	2,691	(6.7)	(3.6)	3.3
Pulp
Domestic Sales	507,598	357,905	384,532	381,782	758	1,067	41.8	0.7	(29.0)
Export Market	4,740,540	3,758,905	4,399,898	4,323,220	928	1,150	26.1	1.8	(19.3)
Total	5,248,137	4,116,811	4,784,430	4,705,002	912	1,143	27.5	1.7	(20.2)
Total Domestic Sales	887,978	759,770	1,471,653	1,506,210	1,657	1,982	16.9	(2.3)	(16.4)
Total Export Market	4,777,953	3,804,844	4,474,249	4,404,011	936	1,157	25.6	1.6	(19.1)
TOTAL	5,665,931	4,564,613	5,945,901	5,910,221	1,049	1,295	24.1	0.6	(19.0)

*Does not include Asapir and Portocel

4Q09 Results

Appendix II – Income Statements

INCOME STATEMENT - Quarters Results
Fibria - Consolidated
R$ million	4Q09		3Q09		4Q08 pro forma		QoQ %
	R$	AV%	R$	AV%	R$	AV%	4Q09/3Q09	4Q09/4Q08
Net Revenue	1.698	100%	1.402	100%	1.593	100%	21%	7%
Domestic Sales	262	15%	347	25%	317	20%	-24%	-17%
Export Sales	1.436	85%	1.055	75%	1.276	80%	36%	13%
Cost of sales	(1.432)	-84%	(1.181)	-84%	(1.150)	-72%	21%	25%
Cost related to production	(1.401)	-83%	(1.165)	-83%	(1.128)	-71%	20%	24%
Accruals for losses on ICMS credits	(31)	-2%	(16)	-1%	(22)	-1%	90%	41%
Operating Profit	266	16%	221	16%	443	28%	20%	-40%
Selling and marketing	(98)	-6%	(78)	-6%	(77)	-5%	26%	27%
General and administrative	(108)	-6%	(73)	-5%	(79)	-5%	48%	36%
Financial Result	(67)	-4%	571	41%	(4.511)	-283%	-112%	-99%
Equity	-	0%	-	0%	29	2%	0%	-100%
Other operating (expenses) income	(10)	-1%	(68)	-5%	(73)	-5%	-85%	-86%
Operating Income	(17)	-1%	573	41%	(4.268)	-268%	-103%	-100%
Income taxes expenses	(92)	-5%	(188)	-13%	676	42%	-51%	-114%
Income before Minority Interest	(109)	-6%	385	27%	(3.592)	-225%	-128%	-97%
Minority Interest	(41)	-2%	(204)	-15%	2.624	165%	-80%	-102%
Net Income (Loss)	(150)	-9%	181	13%	(968)	-61%	-183%	-84%
Depreciation, amortization and depletion	374	22%	325	23%	238	15%	15%	57%
EBITDA	424	25%	327	23%	452	28%	30%	-6%
Corporate Restructuring expenses	23	1%	19	1%	-	0%	21%	100%
Amortization of Intangible Assets / Goodwill	28	2%	7	0%	75	5%	296%	-63%
Fixed Assets disposals	30	2%	13	1%	(10)	-1%	128%	-397%
Accruals for losses on ICMS credits	31	2%	16	1%	22	1%	94%	44%
Accounting practices standardization	-	0%	44	3%	-	0%	-100%	0%
Conpacel Effect	-	0%	-	0%	7	0%	0%	-100%
Consolidated effect of Guaiba write-off	(33)	-2%	-	0%	-	0%	100%	0%
Adjusted EBITDA	503	30%	426	30%	546	34%	18%	-8%
Nota : The Balance Sheet regarding December/08 has been reclassified in order to have a better comparison with changes introduced by Law 11.638/07.

INCOME STATEMENT - Accumulated Results
Fibria - Consolidated				R$ million
	Jan-Dec 2009		Jan-Dec 2008 pro forma
	R$	AV%	R$	AV%
Net Revenue	6.000	100%	5.953	100%
Domestic Sales	1.229	20%	1.159	19%
Export Sales	4.771	80%	4.794	81%
Cost of sales	(5.061)	-84%	(4.353)	-73%
Cost related to production	(5.009)	-83%	(4.198)	-71%
Accruals for losses on ICMS credits	(52)	-1%	(155)	-3%
Operating Profit	939	16%	1.600	27%
Selling and marketing	(330)	-6%	(265)	-4%
General and administrative	(308)	-5%	(270)	-5%
Financial Result	1.770	29%	(7.286)	-122%
Equity	(1)	0%	28	0%
Other operating (expenses) income	(78)	-1%	(298)	0%
Operating Income	1.992	33%	(6.491)	-109%
Income taxes expenses	(774)	-13%	1.477	25%
Income before Minority Interest	1.218	20%	(5.014)	-84%
Minority Interest	(660)	-11%	3.704	62%
Net Income (Loss)	558	9%	(1.310)	-22%
Depreciation, amortization and depletion	1.276	21%	903	15%
EBITDA	1.499	25%	1.670	28%
Corporate Restructuring expenses	67	1%	-	0%
Amortization of Intangible Assets / Goodwill	41	1%	276	5%
Fixed Assets disposals	21	0%	11	0%
Accruals for losses on ICMS credits	52	1%	155	3%
Accounting practices standardization	44	1%	-	0%
Others	-	0%	(3)	0%
Building of inventories - Três Lagoas	6	0%	-	0%
Conpacel Effect	-	0%	87	1%
Consolidated effect of Guaiba write-off	(33)	-1%	-	0%
Adjusted EBITDA	1.697	28%	2.196	37%

4Q09 Results

Appendix III – Balance Sheet

Balance Sheet (R$ million)
			DEC/ 08 pro
ASSETS	DEC/ 09	SEP/ 09	forma
CURRENT ASSETS	6,359	6,761	4,548
Cash and cash equivalents	479	531	958
Securities	3,419	1,935	807
Derivative instruments	5	57	-
Trade Accounts Receivable, net	842	684	866
Inventories	948	1,020	1,105
Recoverable taxes	389	407	550
Deferred income taxes	23	40	101
Assets available for sale	-	1,922	-
Others	254	165	161
NON-CURRENT ASSETS	1,896	2,006	2,229
Securities	65	71	6
Deferred income taxes	1,210	1,273	1,557
Recoverable taxes	226	256	249
Others	395	406	417
Investments	15	17	22
Property, plant & equipment , net	16,476	15,039	15,694
Intangible assets	3,578	5,241	681
TOTAL ASSETS	28,324	29,064	23,174
			DEC/ 08 pro
LIABILITIES	DEC/ 09	SEP/ 09	forma
CURRENT LIABILITIES	4,509	5,203	4,023
Short-term debt	1,478	2,628	2,979
Trade Accounts Payable	384	382	423
Payroll and related charges	123	129	53
Tax Liability	28	7	8
Taxes on Income	12	11	100
Derivative instruments	-	75	312
Dividends and Interest attributable to capital payable	2	1	1
Stock acquisition payable	2,430	1,816	-
Others	52	154	147
NON-CURRENT LIABILITIES	13,781	13,911	14,178
Long-term debt	9,553	9,405	11,454
Trade Accounts Payable	-	13	-
Accrued liabilities for legal proceedings	341	319	513
Deferred income taxes , net	612	601	213
Negative Goodwill VCP-MS	1,781	1,781	1,781
Stock acquisition payable	1,254	1,621	-
Derivative instruments	-	-	63
Others	240	171	154
Minority interest	19	1,106	839
SHAREHOLDERS' EQUITY	10,015	8,844	4,134
Issued Share Capital	8,379	7,057	3,052
Capital Reserve	2	3	3
Revaluation Reserve	10	11	12
Legal Reserve	273	248	248
Special Reserve for dividends not distributed	122	-	-
Retained earnings	1,229	1,525	819
TOTAL LIABILITIES	28,324	29,064	23,174
Note: The Balance Sheet regarding December/08 has been reclassified in order to have a better comparison with changes introduced by Law 11.638/07.

4Q09 Results

Appendix IV – Cash Flow Statements

			4Q08		2008
Cash Flow Statement (R$ million)	4Q09	3Q09	pro forma	2009	pro forma
NET INCOME (LOSS)	(17)	573	(4,268)	1,992	(6,491)
Adjustments to reconcile net income to cash provided by operating activities :
(+) Depreciation, depletion and amortization	346	325	239	1,248	904
(+) Foreign exchange and unrealized (gains) losses, net	(245)	(692)	1,289	(2,627)	1,757
(+) Fair value of financial instruments	48	(16)	2,928	(148)	5,064
(+) Equity	-	-	(28)	1	(27)
(+) Minority interest	10	1	3	-	-
(+) Expenses related to treasury shares acquisition	-	-	-	-	145
(+) Gain on held to maturity securities	3	(3)	-	-	-
(+) Gain (loss) on Investment sold	(33)	-	1	(33)	1
(+) Residual value on disposal of Fixed Assets	25	(3)	(36)	-	-
(+) Gain (loss) on disposal of Property, Plant and Equipment	(3)	-	24	(3)	24
(+) Debt present value adjustment - shares acquisition	114	121	-	389	-
(+) Negative Goodwill	-	-	-	-	(16)
(+) Goodwill amortization	-	-	75	-	276
(+) Assets amortization of business combination	55	23	-	98	-
(+) Accrued liabilities for legal proceedings and others	22	(156)	27	(110)	199
(+) Interest on loan accrual	608	72	51	754	174
(+) Interest on Securities	(31)	(35)	(132)	(146)	(357)

Changes in operating assets:
Securities	-	9	-	-	-
Short-term Investment	-	-	87	-	-
Trade accounts receivable	(279)	(106)	(71)	(393)	61
Inventories	50	(110)	2	67	(309)
Taxes on income and other taxes	18	14	(63)	47	(204)
Credits from related parties	5	(2)	-	-	-
Advance to suppliers and others	(207)	(11)	436	(178)	13
Judicial deposits	9	(13)	11	(8)	(25)

Changes in operating liabilities:
Trade Accounts Payable	(99)	16	48	(86)	10
Taxes on income and other taxes	12	(9)	(27)	(69)	23
Payroll, profit sharing and related charges	(5)	26	(454)	26	(432)
Others	(88)	5	(47)	(96)	(16)
Contingences paid	-	21	73	(4)	-
Leasing	-	-	(4)	-	-
Assets Drop Down	-	-	-	-	44

Net cash provided by operating activities
Interest received from Securities	53	35	174	692	273
Interest paid on loans	(512)	(36)	141	(740)	(108)
Taxes on income and other taxes paid	12	(15)	6	(7)	(63)
Dividends and Interest attributable to capital payable	-	-	13	-	46

CASH FLOW FROM OPERATING ACTIVITIES	(129)	32	498	666	966
Investment activities
Acquisition of an interest in an affiliate net of cash acquired	-	(466)	73	(1,364)	-
Property, Plant and Equipment Acquisition	(438)	(269)	404	(1,670)	(1,346)
Advances for PPE acquisitions	-	(2)	-	-	-
Acquisition (disposal) of Intangible assets	(1)	14	(1,425)	7	(1,427)
Purchase of Held to Maturity Securities	155	-		-	-
Securities	(1,667)	(1,430)	13	(2,651)	92
Investment sold	-	-	-	-	67
Purchase of Company Shares	-	-	-	-	(296)
Short-term Investment	-	-	(46)	-	-
Revenues on Property, Plant and Equipment Sales	(2)	(1)	25	21	31
Disposal of investments - Guaíba unit	2,416	-	-	2,416	-
Settlement of financial instruments	(72)	(33)	(145)	(212)	(121)
Other	-	-	8	-	7

CASH FLOW FROM INVESTING ACTIVITIES	391	(2,187)	(1,093)	(3,453)	(2,993)
Financing activities
Loans
Borrowings	3,902	774	1,290	5,795	4,155
Capital increase	-	-	-	2,998	-
Repayments	(4,182)	(426)	(1,001)	(5,561)	(2,308)
Payment of Dividends and Interest attributable to capital payable	-	-	-	-	(291)
Taxes paid on Interest attributable to capital payable					(22)

CASH FLOW FROM FINANCING ACTIVITIES	(280)	348	289	3,232	1,534
Exchange variation effect on cash and cash equivalents	(34)	(33)	87	(124)	75
Effect of cash and cash equivalents classification as required by CPC 03[3]	-	-	(862)	-	(815)
Net increase (decrease) in cash and cash equivalents	(52)	(1,840)	(1,081)	321	(1,233)
Cash and cash equivalent at beginning of period	531	2,371	2,039	158	2,191
Cash and cash equivalent at end of period	479	531	958	479	958
Note: The Balance Sheet regarding December/08 has been reclassified in order to have a better comparison with changes introduced by Law 11.638/07.

3Accounting standard issued in 2008 and applicable since then

4Q09 Results

Appendix V – Economic and Operating Data

						4Q09 vs.	4Q09 vs.	3Q09 vs.	4Q08 vs.
Exchange Rate (R$/US$)	4Q09	3Q09	2Q09	4Q08	3Q08	3Q09	4Q08	2Q09	3Q08
Closing	1,7412	1,7781	1,9516	2,3370	1,7781	-2,1%	-25,5%	-8,9%	31%
Average	1,7393	1,8676	2,0741	2,2800	1,8676	-6,9%	-23,7%	-10,0%	22%

			4Q08	4Q09 vs.	4Q09 vs.			2009 vs.
Pulp sales distribution, by region	4Q09	3Q09	pro forma	3Q09	4Q08	2009	2008	2008
Europe	34%	30%	34%	4 p.p.	0 p.p.	31%	40%	-9 p.p.
North America	22%	22%	33%	0 p.p.	-11 p.p.	23%	30%	-7 p.p.
Asia	32%	37%	25%	-5 p.p.	8 p.p.	36%	22%	14 p.p.
Brazil / Others	12%	11%	8%	1 p.p.	4 p.p.	10%	8%	2 p.p.

Pulp list price per region (US$/t)	Dec-09	Nov-09	Oct-09	Sep-09	Aug-09	Jul-09	Jun-09	May-09	Apr-09	Mar-09	Feb-09	Jan-09
North America	730	730	700	650	610	590	505	505	540	570	610	640
Europe	700	700	650	600	560	530	500	500	475	500	515	550
Asia	660	660	630	580	540	520	490	460	450	450	470	500

				1Q09	4Q08	3Q08	2Q08	1Q08
Financial Indicators	4Q09	3Q09	2Q09	pro forma	pro forma	pro forma	pro forma	pro forma
Net Debt / Adjusted EBITDA (LTM)	6.4	7.2	7.2	7.8	5.5	3.5	2.3	1.8
Net Debt / Total Capital (gross debt + net equity)	0.6	0.6	0.7	0.7	0.6	0.5	0.4	0.4
Cash + EBITDA (LTM) / Shor-term Debt	1.2	0.8	0.9	0.9	0.7	1.1	1.9	3.1

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: February 26, 2010	By:	/s/ Marcos Grodetzky
	Name:	Marcos Grodetzky
	Title:	Treasury and Investor Relations Officer